June 7, 2019

M. David Galainena
Executive Vice President, General Counsel & Secretary
Hertz Global Holdings, Inc
8501 Williams Road
Estero, FL 33928

       Re: Hertz Global Holdings, Inc
           Registration Statement on Form S-3
           Filed May 31, 2019
           File No. 333-231878

Dear Mr. Galainena:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at (202) 551-3308 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure